Lockheed Martin Corporation (LMT)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Lockheed Martin shareholder since 1999

Lockheed Martin is one of the first to have a great new online voting feature

Lockheed Martin is one of the first companies to have a great new online voting feature as illustrated below.

After each ballot item there is the words “More Details.”
Simply click on “More Details” and it takes one to the exact page on EDGAR that describes the particular ballot item.

It would be great if a lot more companies adopted this feature for 2023 and 2024.
Please ask the Corporate Secretaries and the Chairs of the Governance Committees of your companies to adopt this new feature soon as possible.

Proposal(s)

For holders as of Friday, February 24, 2023. Votes can be changed until the voting deadline.

Make your selections below, using the options on the right side of the page.

Shares available per proposal:

200

Election of Director: Daniel F. Akerson More Details

Board Recommendation:For

1a.

Election of Director: Daniel F. Akerson More Details

Board Recommendation:For

( ) For

(X) Against

( ) Abstain

Election of Director: David B. Burritt More Details

Board Recommendation:For

1b.

Election of Director: David B. Burritt More Details

Board Recommendation:For

( ) For

(X) Against

( ) Abstain

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.